Exhibit 99.4

Table of Contents

Oritani Financial Corp.

Township of Washington, New Jersey

TABLE OF CONTENTS	I

INTRODUCTION	1

1. OVERVIEW AND FINANCIAL ANALYSIS	4

GENERAL OVERVIEW	4
HISTORY AND OVERVIEW	5
STRATEGIC DIRECTION	6
BALANCE SHEET TRENDS	7
LOAN PORTFOLIO	9
INVESTMENTS	12
INVESTMENTS AND MORTGAGE-BACKED SECURITIES	13
ASSET QUALITY	14
FUNDING COMPOSITION	17
ASSET/LIABILITY MANAGEMENT	19
NET WORTH AND CAPITAL	20
PROFITABILITY TRENDS	21
LEGAL PROCEEDINGS	27
SUBSIDIARIES & JOINT VENTURES	27

2. MARKET AREA ANALYSIS	28

3. COMPARISONS WITH PUBLICLY TRADED THRIFTS	30

INTRODUCTION	30
SELECTION CRITERIA	30
BASIS FOR COMPARISON	32
OVERVIEW OF THE COMPARABLES	32

4. MARKET VALUE DETERMINATION	35

MARKET VALUE ADJUSTMENTS	35
FINANCIAL CONDITION	36
BALANCE SHEET GROWTH	40

EARNINGS QUALITY, PREDICTABILITY AND GROWTH	41
MARKET AREA	46
CASH DIVIDENDS	48
LIQUIDITY OF THE ISSUE	50
RECENT REGULATORY MATTERS	51

5. OTHER FACTORS	52

MANAGEMENT	52
SUBSCRIPTION INTEREST	53
VALUATION ADJUSTMENTS	56

6. VALUATION	57

DISCUSSION OF WEIGHT GIVEN TO VALUATION MULTIPLES	57
FULL OFFERING VALUE IN RELATION TO COMPARABLES	59
COMPARISON TO RECENT MHC CONVERSIONS	62
VALUATION CONCLUSION	63

List of Figures

Oritani Financial Corp.

Township of Washington, New Jersey

FIGURE 1 - CURRENT FACILITIES LIST	4
FIGURE 2 - ASSET AND RETAINED EARNINGS CHART	7
FIGURE 3 - KEY BALANCE SHEET DATA	8
FIGURE 4 - KEY RATIOS	8
FIGURE 5 - NET LOANS RECEIVABLE CHART	9
FIGURE 6 - LOAN MIX AS OF JUNE 30, 2006	10
FIGURE 7 - LOAN MIX AT JUNE 30, 2006	11
FIGURE 8 - SECURITIES CHART	12
FIGURE 9 - INVESTMENT MIX	13
FIGURE 10 - ASSET QUALITY CHART	14
FIGURE 11 - NONPERFORMING LOANS	15
FIGURE 12 - ALLOWANCE FOR POSSIBLE LOAN AND LEASE LOSSES CHART	16
FIGURE 13 - DEPOSIT AND BORROWING TREND CHART	17
FIGURE 14 - DEPOSIT MIX	18
FIGURE 15 - INTEREST RATE RISK	19
FIGURE 16 - CAPITAL ANALYSIS	20
FIGURE 17 - NET INCOME CHART	21
FIGURE 18 - CORE NET INCOME CALCULATION	22
FIGURE 19 - AVERAGE YIELDS AND COSTS	23
FIGURE 20 - SPREAD AND MARGIN CHART	24
FIGURE 21 - INCOME STATEMENT TRENDS	25
FIGURE 22 - PROFITABILITY TREND CHART	26
FIGURE 23 - DEPOSIT AND DEMOGRAPHIC DATA FOR BERGEN COUNTY	28
FIGURE 24 - DEPOSIT AND DEMOGRAPHIC DATA FOR HUDSON COUNTY	29
FIGURE 25 - DEPOSIT AND DEMOGRAPHIC DATA FOR PASSAIC COUNTY	29
FIGURE 26 - COMPARABLE GROUP	31
FIGURE 27 - KEY FINANCIAL INDICATORS	34
FIGURE 28 - KEY BALANCE SHEET DATA	36
FIGURE 29 - CAPITAL DATA	37
FIGURE 30 - ASSET QUALITY TABLE	38
FIGURE 31 - BALANCE SHEET GROWTH DATA	40
FIGURE 32 - NET INCOME CHART	42
FIGURE 33 - PROFITABILITY DATA	43
FIGURE 34 - INCOME STATEMENT DATA	44
FIGURE 35 - MARKET AREA DATA	46
FIGURE 36 - DIVIDEND DATA	48
FIGURE 37 - MARKET CAPITALIZATION DATA	50
FIGURE 38 - MHC REORGANIZATIONS (SINCE 1/1/05) PRO FORMA DATA	53
FIGURE 39 - MHC REORGANIZATIONS PRICE APPRECIATION	54
FIGURE 40 - VALUE RANGE - FULL OFFERING	59
FIGURE 41 - AS IF FULLY CONVERTED OFFERING PRICING MULTIPLES	60
FIGURE 42 - COMPARABLE AS IF FULLY CONVERTED PRICING MULTIPLES TO THE BANK’S PRO FORMA MIDPOINT	60
FIGURE 43 - COMPARABLE AS IF FULLY CONVERTED PRICING MULTIPLES TO THE BANK’S PRO FORMA SUPER MAXIMUM	60
FIGURE 44 - VALUE RANGE MHC OFFERING DATA	61
FIGURE 45 - COMPARABLE GAAP PRICING MULTIPLES TO THE BANK’S PRO FORMA MIDPOINT	61

FIGURE 46 - COMPARABLE GAAP PRICING MULTIPLES TO THE BANK’S PRO FORMA SUPER MAXIMUM	61
FIGURE 47 - COMPARISON TO FILED AND PENDING MHC OFFERINGS	62

List of Exhibits

Oritani Financial Corp.

Township of Washington, New Jersey

Exhibit
1.	Profile of FinPro, Inc. and the Author of the Appraisal

2.	Consolidated Statements of Condition

3.	Consolidated Statements of Operations

4.	Consolidated Statements of Changes in Retained Equity

5.	Consolidated Statements of Cash Flows

6.	Net Income Reconciliation

7.	Comparable Group Selection Screens

8.	Selected Financial Data

9.	Industry Fully Converted Pricing Multiples

10.	MHC Conversions 2005 to Date

11.	Full Offering No Foundation Appraisal Pro Forma June 30, 2006 – 12 Months

12.	Full Offering With Foundation Appraisal Pro Forma June 30, 2006 – 12 Months

13.	MHC Appraisal Pro Forma June 30, 2006 – 12 Months

14.	MHC Fiscal Year Offering Circular Pro Forma June 30, 2006 – 12 Months

Conversion Valuation Appraisal Report	Page: 1

Introduction

Oritani Financial Corp. (the “Mid-tier”), is offering for sale shares of its common stock. The shares being offered represent 30.0% of the shares of common stock of the Mid-tier that will be outstanding following the reorganization. The Mid-tier also intends to contribute 2.0% of the shares of the Mid-tier that will be outstanding following the reorganization, and $1.0 million in cash to a charitable foundation established by the Oritani Savings Bank (the “Bank”). After the stock offering, over 50.0% of the Mid-tier outstanding shares of common stock will be owned by Oritani Financial Corp., MHC (the “MHC”), the mutual holding company parent. This report represents FinPro, Inc.’s (“FinPro”) independent appraisal of the estimated pro forma market value of the common stock (the “Common Stock”) of Oritani Financial Corp. (hereafter referred to on a consolidated basis as the “Bank”).

In compiling the pro formas, FinPro relied upon the assumptions provided by the Bank and its agents. The pro forma assumptions are as follows:

•	30.00% of the total shares will be sold to the depositors and public,

•	2.00% of the total shares will be contributed to a charitable foundation,

•	cash equal to $1.0 million will be contributed to a charitable foundation,

•	the stock will be issued at $10.00 per share,

•	the conversion expenses will be $1.5 million at the midpoint,

•	there will be an ESOP equal to 3.92% of the total shares outstanding funded internally, amortized over 20 years straight-line,

•	there will be an MRP equal to 1.96% of the total shares outstanding, amortized over 5 years straight-line,

•	there will be a Stock Option Plan equal to 10.00% of the total shares outstanding, expensed at $4.39 per option over 5 years straight-line,

•	the tax rate is assumed at 35.00%, and

•	the net proceeds will be invested at the one-year treasury rate of 5.27%, pre-tax.

It is our understanding that the Bank will offer its stock in a subscription and community offering to Eligible Account Holders, to the Employee Plans and to Supplemental Eligible Account Holders of the Bank. This appraisal has been prepared in accordance with Regulation 563b.7 and the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” of the Office of Thrift Supervision (“OTS”) which have been adopted in practice by the Federal Deposit Insurance Corporation (“FDIC”), including the most recent revisions as of October 21, 1994, and applicable regulatory interpretations thereof.

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In the course of preparing our report, we reviewed the Bank’s audited financials for the years ended June 30, 2005 and June 30, 2006. We also reviewed the registration statement on Form S-1 as filed with the Securities and Exchange Commission (“SEC”). We have conducted due diligence analysis of the Bank and held due diligence related discussions with the Bank’s Management and Board, Sandler O’Neill & Partners L.P. (the Bank’s underwriter), and Luse Gorman Pomerenk & Schick, P.C. (the Bank’s special counsel). The valuation parameters set forth in the appraisal were predicated on these discussions but all conclusions related to the valuation were reached and made independent of such discussions.

Where appropriate, we considered information based upon other publicly available sources, which we believe to be reliable; however, we cannot guarantee the accuracy or completeness of such information. We visited the Bank’s primary market area and reviewed the market area’s economic condition. We also reviewed the competitive environment in which the Bank operates and its relative strengths and weaknesses. We compared the Bank’s performance with selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and in the market for savings institutions in particular. Our analysis included a review of the estimated effects of the Conversion of the Bank on the operations and expected financial performance as they related to the Bank’s estimated pro forma value.

In preparing our valuation, we relied upon and assumed the accuracy and completeness of financial and other information provided to us by the Bank and its independent accountants. We did not independently verify the financial statements and other information provided by the Bank and its independent accountants, nor did we independently value any of the Bank’s assets or liabilities. This estimated valuation considers the Bank only as a going concern and should not be considered as an indication of its liquidation value.

Our valuation is not intended, and must not be construed, to be a recommendation of any kind as the advisability of purchasing shares of Common Stock in the stock issuance. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of Common Stock in the stock issuance will thereafter be able to sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. FinPro is not a seller of securities within the meaning of any federal or state securities laws. Any report prepared by FinPro shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

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The estimated valuation herein will be updated as appropriate. These updates will consider, among other factors, any developments or changes in the Bank’s financial condition, operating performance, management policies and procedures and current conditions in the securities market for thrift institution common stock. Should any such developments or changes, in our opinion, be material to the estimated pro forma market value of the Bank, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained at that time.

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1. Overview and Financial Analysis

GENERAL OVERVIEW

As of June 30, 2006, the Bank had $1.0 billion in total assets, $688.6 million in deposits, $643.1 million in net loans and $150.1 million in equity. The following table shows the Bank’s facilities as of June 30, 2006.

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HISTORY AND OVERVIEW

Oritani Savings Bank is a New Jersey-chartered savings bank headquartered in the Township of Washington, New Jersey. Oritani Savings Bank was originally founded in 1911, as a New Jersey building and loan association. Over the years, Oritani Savings Bank has expanded through internal growth as well as through a series of business combinations. In 1997, Oritani Savings Bank converted to a mutual savings bank, and in March 1998, reorganized into the two-tier mutual holding company structure. Oritani Savings Bank conducts business from its main office located at 370 Pascack Road, in the Township of Washington, New Jersey, and its 18 branch offices located in the New Jersey Counties of Bergen, Hudson and Passaic.

Oritani Savings Bank’s principal business activity consists of attracting retail and commercial bank deposits and investing those deposits in the origination of multi-family and commercial real estate loans and mortgage loans secured by one- to four-family residential real estate. Oritani Savings Bank also offers second mortgage and equity loans. To a lesser extent, Oritani Savings Bank also invests in mortgage-backed securities, U.S. Government and federal agency obligations, collateralized debt obligations and other investment securities. Oritani Savings Bank offers a variety of deposit accounts, including NOW accounts, money market deposit accounts, savings accounts and time deposits. Deposits are Oritani Savings Bank’s primary source of funds for its lending and investing activities. Oritani Savings Bank has also used borrowed funds as a source of funds, principally from the Federal Home Loan Bank of New York.

Both Oritani Financial Corp. and Oritani Saving Bank have investments in real estate and investments in joint ventures and each has loans outstanding with certain of these joint ventures, which are more fully described in this document.

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STRATEGIC DIRECTION

The Bank’s business strategy is to grow and improve profitability by:

•	continuing to focus on multi-family and commercial real estate lending;

•	increasing the origination of second mortgage loans, thereby improving our interest rate risk profile;

•	expanding the branch network through de novo branching; and

•	increasing core deposits.

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BALANCE SHEET TRENDS

The Bank’s balance sheet decreased by $20.3 million, or 1.9%, from $1.1 billion at June 30, 2005 to $1.0 billion at June 30, 2006.

Equity has increased $8.3 million from $141.8 million at June 30, 2005 to $150.1 million at June 30, 2006. The equity to assets ratio was 14.56% at June 30, 2006.

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The following tables set forth certain information concerning the financial position of the Bank at the dates indicated.

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LOAN PORTFOLIO

The Bank’s loan portfolio has increased by $149.5 million from June 30, 2005 to June 30, 2006, and as a percent of assets, the loan portfolio has increased as a percentage of assets from 46.93% to 62.35%, respectively.

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The loan portfolio has grown rapidly. The mix has shifted from conventional 1-4 family loans to multifamily and commercial real estate and construction loans.

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Over half of the loan mix is multifamily and commercial mortgages. The next largest piece is conventional mortgages.

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INVESTMENTS

The investment portfolio decreased $307.3 million between June 30, 2003 and June 30, 2006.

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INVESTMENTS AND MORTGAGE-BACKED SECURITIES

The following table provides the Bank’s investment portfolio. The portfolio is heavily weighted in CMOs and other mortgage-backed securities.

[TABLE REMOVED]

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ASSET QUALITY

The Bank’s level of nonperforming assets increased in 2006. At June 30, 2006, nonperforming assets were $458 thousand, or 0.04% of total assets.

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At June 30, 2006, the Bank’s nonperforming loans to total loan ratio was 0.07% and the nonperforming assets to total assets ratio was 0.04%.

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The ALLL increased $1.5 million from June 30, 2005 to June 30, 2006. The Bank’s ALLL to loans ratio decreased from 1.23% at June 30, 2005 to 1.18% at June 30, 2006.

[CHART REMOVED]

Conversion Valuation Appraisal Report	Page: 17

FUNDING COMPOSITION

Deposits have trended downward since June 30, 2003. From June 30, 2005 to June 30, 2006, deposits decreased $14.3 million. Borrowings have decreased by $12.3 million since June 30, 2005.

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The following chart illustrates the Bank’s deposit mix as of June 30, 2006. The largest portion of the deposit mix is certificates of deposit which account for 59.2% of the portfolio.

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ASSET/LIABILITY MANAGEMENT

The following chart provides the net portfolio value sensitivity in various interest rate shock scenarios.

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NET WORTH AND CAPITAL

At June 30, 2006 the Bank had capital in excess of the minimum requirements for all capital ratios.

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PROFITABILITY TRENDS

The Bank’s annual net income has trended downward from the year ended June 30, 2002 through the year ended June 30, 2006. The declining trend in income is predominately a function of rising operating expenses, which have increased from $13.4 million for the year ended June 30, 2002 to $17.5 million for the year ended June 30, 2006.

Net income decreased $498 thousand, or 5.6%, to $8.5 million for the year ended June 30, 2006 versus $9.0 million for the year ended June 30, 2005. The primary reasons for the decrease were higher operating expenses and provisions for losses on loans in 2006, partially offset by increased other income.

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The following table provides FinPro’s calculation of the Bank’s core net income for the twelve months ended June 30, 2006.

[TABLE REMOVED]

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The net interest spread and margin decreased between the twelve months ended June 30, 2005 and the twelve months ended June 30, 2006. The decrease is attributable to a higher cost of interest bearing liabilities, which was partially offset by a higher yield on earning assets.

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Spread and margin have trended downward since the twelve month period ended June 30, 2002. After declining 57 basis points between the year ended June 30, 2002 to the year ended June 30, 2004, margin increased for the year ended June 30, 2005.

However, spread and margin both decreased between the twelve months ended June 30, 2005, and the twelve months ended June 30, 2006.

[CHART REMOVED]

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The Bank’s annual net income has trended downward from the year ended June 30, 2002 through the year ended June 30, 2006. The declining trend in income is predominately a function of rising operating expenses, which have increased from $13.4 million for the year ended June 30, 2002 to $17.5 million for the year ended June 30, 2006.

Net income decreased $498 thousand, or 5.6%, to $8.5 million for the year ended June 30, 2006 versus $9.0 million for the year ended June 30, 2005. The primary reasons for the decrease were higher operating expenses and provisions for losses on loans in 2006, partially offset by increased other income.

[TABLE REMOVED]

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Between the fiscal years ended 2001 through 2006 ROAA and ROAE steadily decreased, primarily due to increasing levels of noninterest expense. The Bank’s ROAA and ROAE for the twelve month period ended June 30, 2006 were 0.81% and 5.77%, respectively.

[CHART REMOVED]

Conversion Valuation Appraisal Report	Page: 27

LEGAL PROCEEDINGS

According to the offering circular, at June 30, 2006, the Bank was not involved in any legal proceedings, the outcome of which would be material to its financial condition or results of operations.

SUBSIDIARIES & JOINT VENTURES

Oritani Financial Corp. is the owner of Oritani Savings Bank, Hampshire Financial LLC and Oritani LLC. Hampshire Financial LLC and Oritani LLC are New Jersey limited liability companies that own real estate and investments in real estate. In addition, at June 30, 2006, Oritani Financial Corp., either directly or through one of its subsidiaries, had loans with an aggregate balance of $33.6 million on 10 of the properties in which it (either directly or through one of its subsidiaries) had an ownership interest. All such loans are performing in accordance with their terms.

Oritani Savings Bank has the following subsidiaries: Oritani Financial Services, Inc. (inactive), Ormon LLC and Oritani Holding Company. Ormon LLC is a New Jersey limited liability company that owns real estate investments in New Jersey as well as investments in joint ventures that own income-producing commercial and residential rental properties in New Jersey as described below.

Oritani Holding Company is a New Jersey corporation that owns Oritani Asset Corporation, a real estate investment trust, formed in 1998 for the sole purpose of acquiring mortgage loans and mortgage-backed securities from Oritani Savings Bank. Oritani Asset Corporation’s primary objective is to maximize long-term returns on equity. At June 30, 2006, Oritani Asset Corporation had $612.3 million in assets. Oritani Asset Corporation is taxed and operates in a manner that enables it to qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended.

Through these various subsidiaries, the Company maintains investments in real estate and investment in joint ventures. Ormon LLC is a wholly-owned subsidiary of Oritani Savings Bank. Ormon LLC maintains the investments in real estate and joint ventures.

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2.	Market Area Analysis

The following tables provide deposit and demographic data for the Bergen, Hudson, and Passaic Counties.

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3.	Comparisons with Publicly Traded Thrifts

INTRODUCTION

This section presents an analysis of the Bank’s operations against a selected group (“Comparable Group”) of publicly traded Mutual Holding Companies (“MHCs”). The Comparable Group was selected based upon similarity of characteristics to the Bank. The Comparable Group multiples provide the basis for the valuation of the Bank.

Factors that influence the Bank’s value such as balance sheet structure and size, profitability, income and expense trends, capital levels, credit risk, and recent operating results can be measured against the Comparable Group. The Comparable Group’s current market pricing, coupled with the appropriate aggregate adjustment for differences between the Bank and the Comparable Group, will then be utilized as the basis for the pro forma valuation of the Bank’s to-be-issued common stock.

SELECTION CRITERIA

The goal of the selection criteria process is to find those institutions with characteristics that most closely match those of the Bank. In an ideal world, all of the Comparable Group would contain the exact characteristics of the Bank. However, none of the Comparables selected will be exact clones of the Bank.

Based upon our experience, FinPro has determined that MHCs trade at materially different levels relative to fully converted thrifts due to the unique ownership structure. The primary differences between MHCs and fully converted institutions are that MHCs contain a minority interest and have the potential for a second step. In addition, MHCs have the potential for a remutualization transaction. Due to these differences, MHC trading multiples are substantially different from fully converted trading multiples. FinPro concluded that the appropriate Comparable Group should be comprised of liquidly traded MHCs.

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As of the date of this appraisal, there are a total of 68 MHCs nationally. There are 40 traded on the NYSE, NASDAQ or AMEX. FinPro limited the Comparable Group to institutions whose common stock is listed on a major exchange, since these companies tend to trade regularly. FinPro believes that thrifts that trade over-the-counter or as pink sheets are inappropriate for the Comparable Group, due to irregular trading activity and wide bid/ask spreads, which may skew the trading value and make trading multiples less reliable as an indicator of value.

To begin the screening process, FinPro eliminated the 13 MHCs located outside of the Northeast Region.

FinPro excluded institutions that have recently converted, as the earnings of newly converted institutions do not reflect a full year’s benefit from the reinvestment of proceeds, and thus the price/earnings multiples and return on equity measures for these institutions tend to be skewed upward and downward, respectively. As such, the 7 institutions that converted after June 30, 2005 were eliminated.

Of the remaining 20, FinPro then eliminated 2 of the institutions with assets in excess of $2.5 billion as these entities have greater financial and managerial resources and a broader branch network and 7 of the institutions with assets less than $400 million as they have less financial and managerial resources and a smaller branch network. Westfield was eliminated as it has announced its second step conversion.

This results in a total of 10 Comparables. FinPro review the recent performance and news releases of these 10 companies and determined that all 10 were acceptable Comparables.

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BASIS FOR COMPARISON

MHCs have different percentages of minority ownership. In order to adjust for this factor, all of the Comparables’ pricing multiples are represented as if the MHC undertook a second step, based upon standardized assumptions. These multiples will be referred to as “fully converted” pricing multiples.

OVERVIEW OF THE COMPARABLES

The members of the Comparable Group were reviewed against the Bank to ensure comparability based upon the following criteria:

1.	Asset Size

2.	Profitability

3.	Capital Level

4.	Balance Sheet Mix

5.	Operating Strategy

6.	Date of Conversion

1. Asset Size    The Comparable Group should have a similar asset size to the Bank. The Comparable Group ranged in size from $436.8 million to $2.0 billion in total assets with a median of $770.4 million. The Bank’s asset size was $1.0 billion as of June 30, 2006. On a pro forma basis, the Bank’s assets are projected to be $1.1 billion at the midpoint of the estimated value range.

2. Profitability    The Comparable Group had a median core ROAA of 0.51% and a median core ROAE of 4.08% for the last twelve months. The Comparable Group profitability measures had a dispersion about the mean for the core ROAA measure ranging from a low of (0.86%) to a high of 0.84%, while the core ROAE measure ranged from a low of (17.58%) to a high of 6.83%. The Bank had a core ROAA of 0.89% and a core ROAE of 6.33% for the twelve months ended June 30, 2006. On a pro forma basis, the Bank’s core ROAA and core ROAE are 0.83% and 4.19%, respectively.

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3. Capital Level    The Comparable Group had a median tangible equity to tangible assets ratio of 11.67% with a high of 23.32% and a low of 3.63%. At June 30, 2006, the Bank had an equity to assets ratio of 14.56%. On a pro forma basis, at the midpoint, the Bank would have an equity to assets ratio of 20.27%.

4. Balance Sheet Mix    At June 30, 2006, the Bank had a net loan to asset ratio of 62.35%. The median loan to asset ratio for the Comparables was 57.18%, ranging from a low of 35.32% to a high of 83.89%. On the liability side, the Bank’s deposit to asset ratio was 66.77% at June 30 2006 while the Comparable median was 72.80%, ranging from 60.61% to 76.57%. The Bank’s borrowing to asset ratio of 16.46% is below the Comparable median of 12.97%.

5. Operating Strategy    An institution’s operating characteristics are important because they determine future performance. Operational strategy also affects expected rates of return and investor’s general perception of the quality, risk and attractiveness of a given company. Specific operating characteristics include profitability, balance sheet growth, asset quality, capitalization and non-financial factors such as management strategies and lines of business.

6. Date of Conversion    Recent conversions, those completed on or after June 30, 2005, were excluded since the earnings of a newly converted institution do not reflect the reinvestment of conversion proceeds. Additionally, new issues tend to trade at a discount to the market averages.

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The following table represents key financial indicators for the Bank and the Comparable Group.

[TABLE REMOVED]

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4.	Market Value Determination

MARKET VALUE ADJUSTMENTS

The estimated pro forma market value of the Bank, along with certain adjustments to its value relative to market values for the Comparable Group are delineated in this section. The adjustments are made from potential investors’ viewpoint and are adjustments necessary when comparing the Bank to the Comparable Group. The adjustment factors are subjectively assessed using the appraiser’s knowledge and expertise and an aggregate adjustment is determined. Potential investors include depositors holding subscription rights and unrelated parties who may purchase stock in the community offering and who are assumed to be aware of all relevant and necessary facts as they pertain to the value of the Bank relative to other publicly traded thrift institutions and relative to alternative investment opportunities.

There are numerous criteria on which the market value adjustments are based. The major criteria utilized for purposes of this report include:

Adjustments Relative to the Comparable Group:

•	Financial Condition

•	Balance Sheet Growth

•	Earnings Quality, Predictability and Growth

•	Market Area

•	Cash Dividends

•	Liquidity of the Issue

•	Recent Regulatory Matters

Adjustments for Other Factors:

•	Management

•	Subscription Interest

To ascertain the market value of the Bank, the median trading multiple values for the Comparable Group are utilized as the starting point. The adjustment, up or down, to the Comparable Group median multiple values is made based on the comparison of the Bank to the Comparable Group.

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FINANCIAL CONDITION

The balance sheet strength of an institution is an important market value determinant, as the investment community considers such factors as cash liquidity, capitalization, asset composition, funding mix, intangible levels and interest rate risk in assessing the attractiveness of investing in the common stock of a thrift. The following figures summarize the key financial elements of the Bank measured against the Comparable Group.

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Asset Size – The Bank, at $1.0 billion, is larger than the Comparable Group median of $770.4 million. At the pro forma midpoint of the offering range, the Bank is expected to have assets of $1.1 billion.

Asset Composition - The Bank’s net loans to assets ratio of 62.35% is above the Comparable Group median of 57.18%. The Bank also has a higher level of securities as a percentage of assets.

Funding Mix – The Bank funds itself through deposits, 66.77% of assets and borrowings, 16.46% of assets. The Comparable Group has a deposits to assets ratio of 72.80% and a borrowings to assets ratio of 12.97%.

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Cash Liquidity - The cash liquidity of the Bank and the Comparable Group appear to be sufficient to meet funding requirements and regulatory guidelines.

Interest Rate Risk - The Bank’s interest rate risk position is illustrated on page 19. The Bank’s profile appears to be within acceptable regulatory parameters. No similar data is available for the Comparable Group.

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Capitalization - The Comparable Group’s median equity to assets ratio of 12.41% is above the Bank’s ratio of 14.56%. The Bank’s pro forma equity to assets ratio is projected to be 20.27% at the midpoint of the valuation range.

Intangible Levels - An important factor influencing market values is the level of intangibles that an institution carries on its books. Four of the Comparables have material levels of intangible assets. The Bank does not have any intangible assets.

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The asset quality of an institution is an important determinant of market value. The investment community considers levels of nonperforming loans, Real Estate Owned (“REO”) and levels of Allowance for Loan and Lease Losses (“ALLL”) in assessing the attractiveness of investing in the common stock of an institution.

[TABLE REMOVED]

The Bank’s level of nonperforming loans (“NPL”) to total loans, of 0.07%, is above the Comparable Group median of 0.05%. The Bank has a nonperforming assets to assets ratio of 0.04%, which is above the Comparable median of 0.03%. The Bank’s reserve level, 1.18% of loans, is above the Comparable median of 0.65% of loans.

Conversion Valuation Appraisal Report	Page: 39

Positive	Neutral	Negative

Higher Loans to Assets		Lower Deposit Levels

Higher Capital Levels		Higher Borrowing Levels

Higher Pro forma Tangible Capital		Slightly Higher NPAs

Higher ALLL to Loans		Slightly Higher NPLs

The Bank’s asset mix is more favorable than the Comparable Group’s mix. The Bank has a lower level of deposits and a higher level of borrowings as a percentage of assets relative to the Comparable Group. The Bank has higher capital levels, and is projected to have much higher capital levels following the offering. The Bank has a higher level of NPLs and NPAs, but also has a higher level of reserves as a percentage of loans relative to the Comparable levels. Taken collectively, a slight upward adjustment is warranted for financial condition.

Conversion Valuation Appraisal Report	Page: 40

BALANCE SHEET GROWTH

The Bank’s assets and deposits have decreased, while the Comparable Group experienced growth over the last twelve months. However, the Bank has experienced strong loan growth, which exceeds the growth experienced by the Comparable Group.

[TABLE REMOVED]

Positive	Neutral	Negative
Higher Loan Growth		Lower Asset Growth
Lower Deposit Growth

A no adjustment is warranted.

Conversion Valuation Appraisal Report	Page: 41

EARNINGS QUALITY, PREDICTABILITY AND GROWTH

The earnings quality, predictability and growth are critical components in the establishment of market values for thrifts. Thrift earnings are primarily a function of:

•	net interest income

•	loan loss provision

•	non-interest income

•	non-interest expense

The quality and predictability of earnings is dependent on both internal and external factors. Some internal factors include the mix of the balance sheet, the interest rate sensitivity of the balance sheet, the asset quality, and the infrastructure in place to deliver the assets and liabilities to the public. External factors include the competitive market for both assets and liabilities, the global interest rate scenario, local economic factors and regulatory issues.

Investors are focusing on earnings sustainability as interest rate volatility has caused a wide variation in income levels. With the intense competition for both assets and deposits, banks cannot easily replace lost spread and margin with balance sheet growth.

Each of these factors can influence the earnings of an institution, and each of these factors is volatile. Investors prefer stability and consistency. As such, solid, consistent earnings are preferred to high but risky earnings. Investors also prefer earnings to be diversified and not entirely dependent on interest income.

Conversion Valuation Appraisal Report	Page: 42

The Bank’s annual net income has trended downward from the year ended June 30, 2002 through the year ended June 30, 2006. The declining trend in income is predominately a function of rising operating expenses, which have increased from $13.4 million for the year ended June 30, 2002 to $17.5 million for the year ended June 30, 2006.

Net income decreased $498 thousand, or 5.6%, to $8.5 million for the year ended June 30, 2006 versus $9.0 million for the year ended June 30, 2005. The primary reasons for the decrease were higher operating expenses and provisions for losses on loans in 2006, partially offset by increased other income.

[CHART REMOVED]

Conversion Valuation Appraisal Report	Page: 43

The Bank’s core ROAA and core ROAE are above the Comparable Group medians. The Bank’s higher capitalization following the offering is expected to reduce return on equity for the near term. On a pro forma basis, the Bank’s core ROAA and core ROAE are 0.83% and 4.19%, respectively.

[TABLE REMOVED]

Conversion Valuation Appraisal Report	Page: 44

[TABLE REMOVED]

The Bank has a 9 basis point disadvantage in net margin which is largely offset by an 8 basis point advantage in noninterest income. The Bank’s noninterest expense to average assets ratio is 67 basis points below the Comparable Group median.

The Bank’s efficiency ratio of 54.23% is below the Comparable median of 74.24%.

On a forward looking basis, after the conversion the Bank’s operating expenses are expected to rise as a result of the stock benefit plans and additional costs of being a public company. At the same time, the Bank will have additional capital to deploy and leverage.

Conversion Valuation Appraisal Report	Page: 45

Positive	Neutral	Negative
Higher Core ROAA	Similar Pro Forma Core ROAE	Lower Net Margin

Higher Core ROAE		Declining Earnings Trend

Lower Noninterest Expense

Higher Noninterest Income

The Bank is more profitable than the Comparables on a core ROAA and core ROAE basis. The higher earnings levels are predominately due to a lower level of noninterest expense. Relative to the Comparable Group, the Bank’s level of noninterest income is higher, while net interest margin is lower. The Bank’s historical earnings trended downward since the twelve months ended December 31, 2002. Taken collectively, an upward adjustment is warranted for this factor.

Conversion Valuation Appraisal Report	Page: 46

MARKET AREA

The market area that an institution serves has a significant impact on value, as future success is interrelated with the economic, demographic and competitive aspects of the market. The location of an institution will have an impact on the trading value of an institution, as many analysts compare the pricing of institutions relative to a state or regional multiples in investor presentations.

The following figure compares the demographic and competitive data for the counties serviced by the Bank, to the county data of the Comparable Group members.

[TABLE REMOVED]

Conversion Valuation Appraisal Report	Page: 47

Positive	Neutral	Negative
Higher Household Income		Lower Population Per Branch

Higher Income Growth		Lower Population Growth

Lower Unemployment

The Bank’s market area has grown and is projected to continue to grow at a slower rate than the Comparable Group’s markets. Unemployment levels are lower in the Bank’s markets. Household income levels are higher in the Bank’s markets and are projected to grow at a rate faster than the Comparable median. The Bank’s market area has a lower ratio of population to branches relative to the Comparable Group, which indicates a higher level of competition. Based upon these factors, a moderate upward adjustment is warranted for market area.

Conversion Valuation Appraisal Report	Page: 48

CASH DIVIDENDS

The last few years have seen yet another shift away from dividend policies concurrent with conversion. Recent issues have been fully or oversubscribing without the need for the additional enticement of dividends. After the conversion is another issue, however. Pressures on ROAE and on internal rate of returns to investors prompted the industry toward cash dividends. This trend is exacerbated by the lack of growth potential. Typically, when institutions are in a growth mode, they issue stock dividends or do not declare a dividend. When growth is stunted, these institutions shift toward reducing equity levels and thus utilize cash dividends as a tool in managing equity. Recent tax code changes have made cash dividends more attractive to investors.

[TABLE REMOVED]

Conversion Valuation Appraisal Report	Page: 49

Eight of the ten Comparable institutions have declared cash dividends. The median dividend payout ratio for the Comparable Group was 64.26%, ranging from a high of 181.82% to a low of 0.00%. The Bank, on a pro forma basis at the midpoint of the value range, is project to have an equity to assets ratio of 20.27% and a core return on pro forma equity of 4.19%. As such, the Bank will have adequate capital and profits to pay cash dividends.

As such, no adjustment is warranted for this factor.

Conversion Valuation Appraisal Report	Page: 50

LIQUIDITY OF THE ISSUE

The Comparable Group is by definition composed only of companies that trade in the public markets with all of the Comparables trading on NASDAQ or AMEX. Typically, the number of shares outstanding and the market capitalization provides an indication of how much liquidity there will be in a given stock. The actual liquidity can be measured by volume traded over a given period of time.

[TABLE REMOVED]

The market capitalization values of the Comparable Group range from a low of $72.6 million to a high of $1.1 billion with a median market capitalization of $152.1 million. The Bank expects to have $306.5 million of market capital at the midpoint on a pro forma basis. It is expected that the Bank will trade on NASDAQ along with all of the Comparables.

No adjustment for this factor appears warranted, since the Bank’s shares are expected to be liquidity traded and the Comparable Group is liquidly traded. The Bank is projected to have a higher level of market capitalization.

Conversion Valuation Appraisal Report	Page: 51

RECENT REGULATORY MATTERS

Regulatory matters influence the market for thrift conversions. The Bank will operate in substantially the same regulatory environment as the Comparable Group. As such, no adjustment for this factor is warranted as both the Bank and the Comparables will operate in the same ownership structure and will be supervised in the same regulatory environment.

Conversion Valuation Appraisal Report	Page: 52

5. Other Factors

MANAGEMENT

The Bank has developed a good management team with considerable banking experience. The Bank’s organizational chart is reasonable for an institution of its size and complexity. The Board is active and oversees and advises on all key strategic and policy decisions and holds the management to high performance standards.

As such, no adjustment appears to be warranted for this factor.

Conversion Valuation Appraisal Report	Page: 53

SUBSCRIPTION INTEREST

The pro forma price to fully converted book multiple of MHC conversions has trended downward from 2005 to July 12, 2006.

[TABLE REMOVED]

Conversion Valuation Appraisal Report	Page: 54

The first day “pop” increased between 2005 and 2006 year-to-date. Five of the MHC conversions that closed since January 1, 2005 are currently trading below their IPO price. Roma stands out among recent deals. Roma’s performance is at least partially attributable to one dissident investor (Joseph Stillwell) buying a substantial potion of the outstanding shares.

[TABLE REMOVED]

Conversion Valuation Appraisal Report	Page: 55

A slight upward adjustment is warranted as investor interest is solid and that recent aftermarket performance has improved slightly.

Conversion Valuation Appraisal Report	Page: 56

VALUATION ADJUSTMENTS

Relative to the Comparables the following adjustments need to be made to the Bank’s pro forma market value.

Valuation Factor	Valuation Adjustment

Financial Condition	Slight Upward

Balance Sheet Growth	No Adjustment

Earnings Quality, Predictability and Growth	Upward

Market Area	Moderate Upward

Dividends	No Adjustment

Liquidity of the Issue	No Adjustment

Recent Regulatory Matters	No Adjustment

Additionally, the following adjustment should be made to the Bank’s market value.

Valuation Factor	Valuation Adjustment

Management	No Adjustment

Subscription Interest	Slight Upward

Taken collectively, FinPro is of the opinion that, a discount should be applied to the Bank’s market value.

Conversion Valuation Appraisal Report	Page: 57

6. Valuation

In applying the accepted valuation methodology promulgated by the regulators, i.e., the pro forma market value approach, three key pricing multiples were considered. The four multiples include:

Price to core earnings (“P/E”)

Price to book value (“P/B”) / Price to tangible book value (“P/TB”)

Price to assets (“P/A”)

All of the approaches were calculated on a pro forma basis including the effects of the conversion proceeds. All of the assumptions utilized are presented in Exhibits 11 through 14.

DISCUSSION OF WEIGHT GIVEN TO VALUATION MULTIPLES

To ascertain the pro forma estimated market value of the Bank, the market multiples for the Comparable Group were utilized. As a secondary check, all New Jersey public thrifts, all publicly traded thrifts and the recent (2005 to date) and historical MHC conversions were assessed. The multiples for the Comparable Group, all publicly traded MHC, and New Jersey MHC thrifts are shown in Exhibit 9.

Price to Earnings – According to the Appraisal Guidelines: “When both the converting institution and the comparable companies are recording “normal” earnings. A P/E approach may be the simplest and most direct method of valuation. When earnings are low or negative, however, this approach may not be appropriate and the greater consideration should be given to the P/BV approach.” In this particular case, the Bank’s earnings are “normal”. As a basis for comparison, the price to core earnings was utilized for both the Bank and the Comparable Group to eliminate any nonrecurring items. As such, this approach was considered in this appraisal.

In the pro forma figures for the Bank, FinPro incorporated the impact of SFAS 123, which requires the expensing of stock options. In preparing the fully converted pro forma figures for the Comparable Group, FinPro also incorporated the impact of SFAS 123.

Conversion Valuation Appraisal Report	Page: 58

Price to Book/Price to Tangible Book - According to the Appraisal Guidelines: “The P/BV approach works best when the converting institution and the Comparables have a normal amount of book value. The P/BV approach could seriously understate the value of an institution that has almost no book value but has an outstanding future earnings potential. For converting institutions with high net worth, the appraiser may have difficulty in arriving at a pro forma market value because of pressure placed on the P/E multiple as higher P/BV levels are required to reflect a similar P/BV ratio as the peer group average. The P/BV approach also suffers from the use of historical cost accounting data.”

Since thrift earnings in general have had a high degree of volatility over the past decade, the P/B is utilized frequently as the benchmark for market value. A better approach is the P/TB approach. In general, investors tend to price financial institutions on a tangible book basis, because it incorporates the P/B approach adjusted for intangibles. Initially following conversion, FinPro believes that thrifts often trade on a price to tangible book basis.

Price to Assets - According to the Appraisal Guidelines: “This approach remedies the problems of a small base that can occur with the P/BV approach, but the approach has many of the other limitations of the latter approach (the P/BV approach).” FinPro places little weight on this valuation approach due to the lack of consideration of asset and funding mixes and the resulting earnings impact.

Conversion Valuation Appraisal Report	Page: 59

FULL OFFERING VALUE IN RELATION TO COMPARABLES

Based upon the adjustments defined in the previous section, the Bank is pricing at the midpoint as if fully converted with a foundation is estimated to be $300,500,000. Based upon a range below and above the midpoint value, the relative values are $255,425,000 at the minimum and $345,575,000 at the maximum, respectively. At the super maximum of the range, the offering value would be $397,411,250.

At the various levels of the estimated value range, the full offering would result in the following offering data:

[TABLE REMOVED]

Conversion Valuation Appraisal Report	Page: 60

FIGURE 41 - AS IF FULLY CONVERTED OFFERING PRICING MULTIPLES

	Bank		Comparables		State		National
			Mean	Median	Mean	Median	Mean	Median
	Min	19.23
Price-Core Earnings Ratio P/E	Mid	21.74	32.40	28.11	42.88	50.83	32.72	30.29
	Max	23.81
	Smax	26.32
	Min	69.98%
Price-to-Book Ratio P/B	Mid	74.40%	96.13%	95.95%	94.58%	93.92%	96.38%	95.16%
	Max	78.13%
	Smax	81.63%
	Min	69.98%
Price-to-Tangible Book Ratio P/TB	Mid	74.40%	100.70%	98.88%	95.83%	95.80%	99.54%	97.89%
	Max	78.13%
	Smax	81.63%
	Min	20.78%
Price-to-Assets Ratio P/A	Mid	23.70%	22.59%	20.36%	24.91%	22.39%	24.04%	22.58%
	Max	26.45%
	Smax	29.42%

[TABLE REMOVED]

As Figure 42 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a discount of 22.65% on a fully converted core earnings basis. On a price to fully converted tangible book basis, the Bank is priced at a 24.76% discount to the Comparable Group.

[TABLE REMOVED]

As Figure 43 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a discount of 6.36% on a fully converted core earnings basis. On a price to fully converted tangible book basis, the Bank is priced at a 17.45% discount to the Comparable Group.

Conversion Valuation Appraisal Report	Page: 61

The Bank pricing at the midpoint for a MHC conversion assuming an issuance of 30.00%, is $91,955,700. Based upon a range below and above the midpoint value, the relative values are $78,162,350 at the minimum and $105,749,060 at the maximum, respectively. At the super maximum of the range, the offering value would be $121,611,420.

[TABLE REMOVED]

[TABLE REMOVED]

As Figure 45 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a discount of 20.25% on a GAAP core earnings basis. On a price to GAAP tangible book basis, the Bank is priced at a 25.47% discount to the Comparable Group.

[TABLE REMOVED]

As Figure 46 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a premium of 3.02% on a GAAP core earnings basis. On a price to GAAP tangible book basis, the Bank is priced at a 11.13% discount to the Comparable Group.

Conversion Valuation Appraisal Report	Page: 62

COMPARISON TO RECENT MHC CONVERSIONS

As a secondary check, to verify and validate that the range created on a comparable basis is appropriate, FinPro compared the pricing of this deal relative to other MHC conversions.

[TABLE REMOVED]

Conversion Valuation Appraisal Report	Page: 63

VALUATION CONCLUSION

We believe that the discount on a tangible book basis is appropriate relative to the Comparable Group. This range was confirmed by our analysis of other filed and pending MHC offerings as a secondary check.

It is, therefore, FinPro’s opinion that as of August 30, 2006, the estimated pro forma market value of the Bank in a full offering was $300,500,000 at the midpoint of a range with a minimum of $255,425,000 to a maximum of $345,575,000 at 15% below and 15% above the midpoint of the range respectively. Assuming an adjusted maximum value of 15% above the maximum value, the adjusted maximum value or super maximum value in a full offering is $397,411,250. The shares issued to the foundation will be funded using authorized be unissued shares.

Using the pro forma market values for a full offering shown above, the amount of stock publicly offered as part of the MHC reorganization issuing 30% will equal 7,816,235 shares, 9,195,570 shares, 10,574,906 shares and 12,161,142 shares at the minimum, midpoint, maximum and super maximum, respectively. Additionally, the Bank will issue 2% of the total appraised value plus $1.0 million in cash to the charitable foundation.

The document represents an initial valuation for the Bank. Due to the duration of time that passes between the time this document is compiled and the time the offering closes, numerous factors could lead FinPro to update or revise the appraised value of the Bank. Some factors that could lead FinPro to adjust the appraised value include: (1) changes in the Bank’s operations and financial condition; (2) changes in the market valuation or financial condition of the Comparable Group; (3) changes in the broader market; and (4) changes in the market for thrift conversions. Should there be material changes to any of these factors, FinPro will prepare an appraisal update to appropriately adjust the value of the Bank. At the time of closing, FinPro will prepare a final appraisal to determine if the valuation range is still appropriate and determine the exact valuation amount appropriate for the Bank.